Filed by Alcoa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RTI International Metals, Inc.

Registration Statement No.: 333-203275

The following are (i) excerpts from a press release of Alcoa Inc. (“Alcoa”) issued on April 8, 2015 announcing its 1Q 2015 financial results and a related slide presentation, (ii) a communication posted on April 8, 2015 by Alcoa at the following Web site: https://twitter.com, (iii) a communication posted by Alcoa on its Web site and included in a presentation made available to Alcoa personnel and (iv) transcripted excerpts of an interview on CNBC with Klaus Kleinfeld, Alcoa’s Chairman of the Board and Chief Executive Officer.

1Q 2015 Portfolio Transformation Highlights

•	Announced plans to acquire RTI International Metals to further grow titanium offerings, complementing mid and downstream value chain

Alcoa announced it is acquiring titanium leader RTI International Metals to further grow its titanium offerings and to complement its mid and downstream value chain. RTI will grow Alcoa’s advanced technologies for greater innovation power and broaden the Company’s multi-material product suite to meet growing aerospace demand for titanium. RTI will increase Alcoa’s 2014 pro forma aerospace revenues by 13 percent to $5.6 billion. It is also expected to contribute $1.2 billion in revenues in 2019, up from $794 million that RTI generated in 2014. RTI’s profitability is expected to reach 25 percent EBITDA margin in 2019. Alcoa expects to complete the acquisition in two to five months upon obtaining all required regulatory clearances and RTI shareholder approval.

Strong Operational Results + Transformation Fully on Track

1Q 2015 Overview

Delivering Strong Operational Performance

- ***Revenue up 7%*** *Y-O-Y ($5.8B): Driven primarily by* ***organic growth*** *in auto & aero;* ***positive market*** *factors partially* ***offset*** *by capacity reductions and* ***portfolio actions***
- ***Profits substantially up***
  - *Downstream:* ***ATOI*** *of* ***$191*** *million,* ***first quarter record*** *result*
  - *Midstream:* ***ATOI*** *of* ***$34*** *million,* ***challenge*** *in* ***can sheet*** *+* ***record auto*** *shipments*
  - *Upstream: Improved Performance –* ***14 Consecutive*** *Quarters*
    - *Alumina segment:* ***ATOI*** *of* ***$221*** *million, more than* ***double Y-O-Y***
    - *Primary Metals segment:* ***ATOI*** *of* ***$187*** *million,* ***+Δ$200*** *million* ***Y-O-Y***
- **Productivity**: **$238 million** across **all segments**
- **Cash on Hand**: $1.2 billion

Portfolio Transformation Fully On Track

- Integration of **Firth Rixson on track –** *Doubles Aero-Engine Content*
- **Completed TITAL** acquisition – *Titanium/aluminum structural castings in Europe*
- **Announced RTI acquisition** – *Titanium + Complements mid and downstream Value Chain*
  - *Expected to* ***close*** *in* ***2 to 5 months***
- **Sold Belaya Kalitva** *(Russia rolling mill)*
- **Secured 75%** of **long term gas** needs for Western Australia **refineries**
- Announced **12-month** capacity **review**: **2.8 MMT** Refining, **500 kmt** Smelting
  - *São Luís (Alumar)* ***smelting curtailment*** *of remaining* ***74 kmt***
  - *Suriname* ***refining curtailment*** *of* ***443 kmt; exploring sale*** *to Suriname government*

Note: Close of RTI transaction expected in 2-5 months subject to regulatory approvals and RTI shareholder approval.

Advancing each generation. ALCOA 2

Alcoa + RTI Combination Expands Titanium Customer Solutions

2019E
$1.2B revenue
25% EBITDA margin

Strategic and Financial Benefits of RTI and Mid and Downstream Titanium Value Chain

Enhances Offerings: Expands Ti, Value-Add Solutions

Financial Benefits

- ✓ **$30M net synergies** in year 2; **$100M** net in year 4
- ✓ **+10% point**[1] **growth** in EBITDA **margins**
- ✓ **~65% of $1.2B**[2] revenue **supported** by **contracts**

Building Capabilities

- ✓ **Plasma** and **Electron Beam** melting
- ✓ Titanium **billetizing and mill products**
- ✓ **Machining** and **subassembly**

Multi-Material Edge

- ✓ **Intellectual** property in **multi-material 3-D printing** (Ti, Ni, Steel and Al)
- ✓ **Closed loop scrap** processing

Leading-Edge Technology

- ✓ **Ti-Al** ingot for technically **advanced Ti-Al** low pressure turbine **blades**
- ✓ Production of **near net shape components** from Titanium and Metal Matrix Composites powders through **cold and hot isostatic pressing**

Complements Mid and Downstream Value Chain

			ALCOA	RTI International Metals, Inc.	ALCOA + RTI International Metals, Inc.
Midstream	 INGOT	***Melting*** (Ingot, Cast Slab)	Limited	Moderate	Significant
Midstream	 PLATE	***Billetizing, Rolling*** (Mill Products)	None	Significant	Significant
Downstream	 FORGING	***Conversion*** (Closed-Die Forging, Extruding, Investment Casting)	Full	Limited	Full
Downstream	 MACHINING	***Machining, Subassembly***	Limited	Significant	Full

Capabilities[3]: None, Limited, Moderate, Significant, Full

1) Growth from 14.5% in 2014 to 25.0% projected in 2019; 2) Projected revenue in 2019 3) Representative of mid and downstream capabilities; not intended to reflect a market position.

Advancing each generation. ALCOA 3

Alcoa Advantages to Drive Synergies and Further Growth Opportunities
Net Synergies
$100M1
30% in year 2 Examples of RTI Synergy Levers, Growth Technologies, and Expanding End Markets
100% in year 4
Meaningful RTI Synergies Identified Growth from Foundational Technologies
Maximize internal metal supply
Process Machining Ti-Aluminide (Ti-Al) Additive Mfg.
Decrease outsourced machining
Productivity Increase utilization of capacity
High-speed long- Direct access to Operational and
(e.g., melting, billetizing, rolling, machining) $44M bed, multi-spindle RTI Ti-Al ingot for commercial
Optimize revert metal loop machining AA’s investment expertise in additive
Flight critical casting and forging manufactured part
Procurement Leverage Alcoa’s $18B global spend subassemblies/kits technology production
Savings (e.g., commodities, production, maintenance supplies ) $20M Standardize payment terms Overhead Integrate Shared Services Center of Excellence
Cost
Reductions Finance Information Technology
Upside from Additional End Market Potential
$20M Credit Human Resources
Oil & Gas Medical
Expand selection of machined parts Attractive titanium and steel Manufacturer in minimally
Growth (e.g., plate, forgings, extrusions) products for production wells invasive surgical tools
Complementary to Alcoa’s State-of-the-art robotic $25M Migrate from Ti ingot directed buy programs aluminum drilling precision machining Offer Ti-Al for high-growth engine components products `
1) Figure reflects net synergies after $9M merger integration costs.
4

Tweet: $AA: Plan to acquire RTI complements mid/downstream value chain #titanium (imp. info: [link to http://www.alcoa.com/global/en/investment/caution.asp?rti=true]) [link to http://www.alcoa.com/global/en/investment/caution.asp]

Announced plans to acquire RTI International Metals: further grow titanium offerings

CNBC interview excerpts:

Interviewer

Let’s begin on the revenue side. Softer relative to expectations. Is that because of oil and gas activity?

Klaus Kleinfeld

No, really I mean let’s characterize the quarter. I think you see it’s a strong operational performance on the quarter and the transformation is really well on track. Looking at the revenues, revenues year on year up 7%. Mainly driven by organic growth in the auto as well as in the aero sector. That’s what’s happening. Then when you lift the hood on the profit side, you see a record performance on the upstream side again super good first quarter and you see a very, very good performance on the down stream side. Then you look at the transformation, you see Firth Rixon integration well under way. RTI going in the right direction. And then we transform the upstream portfolio, make it more competitive, and I think this shines through very, very nicely in this first quarter.

….

Interviewer

That’s a point we see here as you mentioned, the alumina operating income more than doubling year over year. Getting back to some of the other categories you mentioned that touch on so many segments of the American economy. Autos strong, aerospace strong, but I am wondering about oil and gas. I mean, we’ve seen such a big decline in the oil price. Banner deals today as we see some consolidation. What can you tell us about that part of the business?

Klaus Kleinfeld

Well, on the oil and gas business, we also have oil and gas business and once the RTI acquisition goes through, we’ll even have a bigger business, but it’s still relatively small to the other big businesses that we have. I mean, think about it, almost $6 billion in the aerospace alone. So this is the small business and then you have to differentiate what is currently going on. Exploration is going down a little bit but when it comes to exploitation, people are still investing in that, and the direct impact of energy, we see that most of our energy contracts are long-term contracts so we’re not that strongly affected. We do get some benefits from the energy reduction floating through but that’s also not the major driver of our performance. The major driver of our performance is really a lot of the stuff that we do internally on the innovative growth side, on the inorganic growth side and continuously performing to bring productivity. More than 200 million productivity. Good cash performance. You see it all there.

Interviewer

Hey Klaus, because you’re looked at as a barometer of the global demand, what can you tell us about the global demand? What are the strongest and weakest parts in your view?

Klaus Kleinfeld

I would say the world economy looks like it’s in decent shape. Like last year probably even a little better than last year. If you look at the markets that we are in, our end markets, you already mentioned aerospace very, very strong. We expect continues 9% to 10% growth for this year with a nine-year backlog. This is unbelievable. Automotive North America really, really going strong. Commercial trucks and trailer really going strong. Building and construction coming back in the U.S. And even industrial gas turbines we see there is some uplift globally. When you look at Europe, we always think Europe is one entity, but it’s not. I mean, I talk to my folks over in Germany and they are very, very positive. You saw the recent numbers there on the industrial sentiment coming out and it’s not just — the PMI in Germany as well as in Italy, take that. It’s at an 11-month high. Looking at Spain, looking at UK, good. There are places like France that are not so good so it’s a mixed bag but overall it looks like it’s not entirely bad. China is relatively stable. They’re undergoing a lot of challenges but I don’t belong in the camp that is entirely negative on china. I think they are going to do well, probably a little bit of lower growth rate but they’re going to do well. I’m in general positive. Think about this, I mean, we also upwardly revised our aluminum demand number for 2014 when we saw the actual numbers coming out. We saw demand growth for aluminum of 9% in the last year, and we believe this demand growth is going to continue. We think that the growth in this year is going to be another 6.5%. That gives you an indication not only about the attractiveness of the end markets but also how aluminum and other metals that we are in are covering this. We talked when we mentioned Firth Rixon and RTI, we talked about how we are expanding in the titanium space. Titanium has become the largest growing metal in the aerospace industry. So not only is it a decent economy but we are positioned in high growth markets with very, very attractive offerings. So in general I think we are on the right track. And the good thing is organically and inorganically things are on track.

###

Forward-Looking Statements

This communication contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning global demand growth for aluminum, end market conditions, supply/demand balances, and growth opportunities for aluminum in automotive, aerospace, and other applications; targeted financial results or operating performance; statements about Alcoa’s strategies, outlook, and business and financial prospects; and statements regarding the acceleration of Alcoa’s portfolio transformation, including the expected benefits of acquisitions, including the completed acquisition of the Firth Rixson business and TITAL, and the pending acquisition of RTI International Metals, Inc. (RTI). These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements are subject to a number of risks, uncertainties, and other factors and are not guarantees of future performance. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: (a) material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices and premiums, as applicable, for primary aluminum, alumina, and other products, and fluctuations in indexed-based and spot prices for alumina; (b) deterioration in global economic and financial market conditions generally; (c) unfavorable changes in the markets served by Alcoa, including aerospace, automotive, commercial transportation, building and construction, packaging, defense, and industrial gas turbine; (d) the impact of changes in foreign currency exchange rates on costs and results, particularly the Australian dollar, Brazilian real, Canadian dollar, euro, and Norwegian kroner; (e) increases in energy costs or the unavailability or interruption of energy supplies; (f) increases in the costs of other raw materials; (g) Alcoa’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its alumina refining and aluminum smelting businesses down on the industry cost curves and increasing revenues and improving margins in its Global Rolled Products and Engineered Products and Solutions segments) anticipated from its restructuring programs and productivity improvement, cash sustainability, technology, and other initiatives; (h) Alcoa’s inability to realize expected benefits, in each case as planned and by targeted completion dates, from acquisitions (including achieving the expected levels of synergies, revenue growth, or EBITDA margin improvement), sales of assets, closures or curtailments of facilities, newly constructed, expanded, or acquired facilities, or international joint ventures, including the joint venture in Saudi Arabia; (i) political, economic, and regulatory risks in the countries in which Alcoa operates or sells products, including unfavorable changes in laws and governmental policies, civil unrest, imposition of sanctions, expropriation of assets, or other events beyond Alcoa’s control; (j) the outcome of contingencies, including legal proceedings, government or regulatory investigations, and environmental remediation; (k) the impact of cyber attacks and potential information technology or data security breaches; (l) failure to receive the required votes of RTI’s shareholders to approve the merger of RTI with Alcoa; (m) failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals of the acquisition of RTI, or the failure to satisfy the other closing conditions to the acquisition; (n) the risk that acquisitions (including Firth Rixson, TITAL and RTI) will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (o) the possibility that certain assumptions with respect to RTI or the acquisition could prove to be inaccurate, including the expected timing of closing; (p) the loss of customers, suppliers and other business relationships as a result of acquisitions, competitive developments, or other factors; (q) the potential failure to retain key employees of Alcoa or acquired businesses; (r) the effect of an increased number of Alcoa shares outstanding as a result of the acquisition of RTI; (s) the impact of potential sales of Alcoa common stock issued in the RTI acquisition; (t) failure to successfully implement, to achieve commercialization of, or to realize expected benefits from, new or innovative technologies, equipment, processes, or products, including the MicromillTM, innovative aluminum wheels, and advanced alloys; and (u) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2014, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Market projections are subject to the risks discussed above and other risks in the market. Nothing on Alcoa’s website is included or incorporated by reference herein.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between Alcoa and RTI will be submitted to the shareholders of RTI for their consideration. Alcoa has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 (Registration No. 333-203275) containing a preliminary proxy statement of RTI that also constitutes a prospectus of Alcoa. These materials are not yet final and will be amended. RTI will provide the proxy statement/prospectus to its shareholders after the registration statement has become effective. Alcoa and RTI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Alcoa or RTI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Alcoa’s website (www.alcoa.com). You may also obtain these documents, free of charge, from RTI’s website (www.rtiintl.com).

Participants in the Solicitation

Alcoa, RTI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from RTI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RTI shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus. You can find information about Alcoa’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2015, its Annual Report on Form 10-K filed with the SEC on February 19, 2015 and in the above-referenced Registration Statement on Form S-4. You can find information about RTI’s executive officers and directors in the proxy statement/prospectus and in RTI’s Annual Report on Form 10-K filed with the SEC on February 26, 2015. You can obtain free copies of these documents from Alcoa and RTI as described in the preceding paragraph.

Non-GAAP Financial Measures

Some of the information included in this release is derived from Alcoa’s consolidated financial information but is not presented in Alcoa’s financial statements prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Certain of these data are considered “non-GAAP financial measures” under SEC rules. These non-GAAP financial measures supplement our GAAP disclosures and should not be considered an alternative to the GAAP measure. Reconciliations to the most directly comparable GAAP financial measures and management’s rationale for the use of the non-GAAP financial measures can be found in the schedules to this release and on our website at www.alcoa.com under the “Invest” section. Alcoa has not provided a reconciliation of any forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures, due primarily to variability and difficulty in making accurate forecasts and projections, as not all of the information necessary for a quantitative reconciliation is available to the Company without unreasonable effort.